Momentive Performance Materials Inc.
260 Hudson River Road
Waterford, NY 12188
April 1, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Momentive Performance Materials Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on April 1, 2013. This disclosure can be found on page 30 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

Momentive Performance Materials Inc.

By :	/s/ William H. Carter
Name:	William H. Carter
Title:	Executive Vice President and Chief Financial Officer